UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-22764

Investment Company Act File Number

CPG Carlyle Commitments Master Fund, LLC

(exact name of registrant as specified in its charter)

Delaware	90-0924587
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

660 Fifth Avenue New York, New York	10103
(Address of principal executive offices)	(Zip Code)

(212) 317-9200

(Registrant's telephone number)

PART I

The Registrant’s most recent fiscal year ended March 31, 2025. On June 10, 2025, the Registrant filed a Form 12b-25 with the Securities and Exchange Commission (the “SEC”), notifying the SEC that the filing of Form N-CSR with respect to the Registrant, would be late (the “N-CSR 12b-25”). On June 17, 2025, the Registrant filed Form 12b-25 with the SEC, notifying the SEC that the filing of Form N-CEN with respect to the Registrant would be late (the “N-CEN 12b-25”).

The Registrant was unable to complete and file its Form N-CSR and Form N-CEN on behalf of the Registrant relating to the fiscal year ended March 31, 2025 within the prescribed time period without unreasonable effort or expense due to the need for additional time to complete the preparation of financial statements and disclosures given the time incurred evaluating a material weakness associated with an error in the misclassification of “Cash” as a “Short-Term Investment”.

Rule 8b-25 under the Investment Company Act of 1940, as amended (the “1940 Act”) permits a registered management investment company to file an application for an extension of time if it is impractical to furnish a required report in a timely manner. At this time, in light of the facts and circumstances described above, the Registrant is not able to file Form N-CSR and does not expect to file its Form N-CEN on or before the 15th calendar day following the prescribed due dates provided under Rule 12b-25. The Registrant respectfully requests that the date for filing the Forms N-CSR and N-CEN be extended to July 14, 2025, as permitted under Rule 8b-25.

The Registrant believes that the requested relief is consistent with the policies and purposes of the 1940 Act as well as the protection of investors.

PART II

OTHER INFORMATION

Name and telephone number of person to contact with respect to this notification:

Trishamarie Chan, Principal Financial Officer

CPG Carlyle Commitments Master Fund, LLC

660 Fifth Avenue

New York, New York 10103

(212) 317-9200

SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

CPG Carlyle Commitments Master Fund, LLC

By:	/s/ Trishamarie Chan
Trishamarie Chan, Principal Financial Officer

Date: June 24, 2025